Form 10-C


Securities and Exchange Commission
Washington,  DC  20549


Report by issuer of securities on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


Exact Name of Issuer as specified in Charter:    Micrel, Incorporated

Address of Principal Executive Offices:          1849 Fortune Drive,
                                                 San Jose,  CA  95131

Issuer's Telephone Number (including area code): (408) 944-0800


I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1.  Title of Security:    Common Stock

2.  Number of shares outstanding before the change:    9,536,277

3.  Number of shares outstanding after the change:    19,072,554

4.  Effective date of change:    August 4, 1997

5.  Method of Change:  Stock Dividend

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.).
    Stock Split

Give brief description of transaction:  100% stock dividend


II.  Change in Name of Issuer

1.  Name prior to change:    non applicable

2.  Name after change:       non applicable

3.  Effective date of charter amendment changing name:   non applicable

4.  Date of shareholder approval of change, if required:  non applicable



Date:   August 6, 1997      /s/ Robert J. Barker
                            _________________________________
                            Vice President, Finance
                            and Chief Financial Officer